UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K/A

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011.
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number     1-8222

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
     EMPLOYEE SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
(Name of Issuer of Securities)

77 Grove Street, Rutland, Vermont            05701
(Address of Issuer's Principal Office)       (Zip Code)

Total Number of Pages in File:	14

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2011 AND 2010

Report of Independent Registered Public Accounting Firm

The Employee Savings & Investment Plan Committee
Central Vermont Public Service Corporation
Rutland, Vermont

We have audited the accompanying statements of net assets available for benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Central Vermont Public Service Corporation Employee Savings and Investment Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the 2011 basic financial statements taken as a whole.  The 2011 information included in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2011 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2011 basic financial statements taken as a whole.

/s/ McSoley McCoy & Company

June 21, 2012
VT Reg. No. 92-349

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
Investments, at fair value
Mutual Funds	$59,643,946	$62,358,895
Managed Income Portfolio	7,670,946	8,364,973
Central Vermont Public Service Corporation (common stock)	5,079,286	3,450,404
Other Common Stock	985,692	1,217,954
Money Market Funds	1,299,137	1,029,344
Total Investments, at fair value	74,679,007	76,421,570
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(189,196)	(68,016)
Receivables:
Notes receivable	1,147,376	1,047,885
Other receivables	1,044	30
Net Assets Available for Benefits	$75,638,231	$77,401,469

The accompanying notes are an integral part of these financial statements

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CONTRIBUTIONS
Employee	$4,234,670	$4,006,922
Employer	1,566,441	1,554,675
Employer Core	252,981	147,616
Rollovers	64,876	98,936
Total Contributions	6,118,968	5,808,149

INVESTMENT INCOME
Net (Depreciation) Appreciation of Fair Value of Investments	(1,100,860)	6,661,263
Net Investment Gain from Managed Income Portfolio	102,483	111,595
Net Investment (Loss) Gain from Brokerage Account	(217,858)	276,114
Interest and Dividend Income	1,943,725	1,146,974
Administrative Expenses	(62,545)	(32,773)
Total Investment Income	664,945	8,163,173

DISTRIBUTIONS
Benefit Payments	(8,484,700)	(5,179,927)
Loan Defaults	(62,451)	(42,760)
Total Distributions	(8,547,151)	(5,222,687)

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(1,763,238)	8,748,635

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	77,401,469	68,652,834
End of Year	75,638,231	77,401,469

The accompanying notes are an integral part of these financial statements

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

Note 1 - Plan Description and Related Information

General - The purpose of the Central Vermont Public Service Corporation Employee Savings and Investment Plan (the “Plan”), a defined contribution plan, is to encourage savings and investments by eligible employees of Central Vermont Public Service Corporation and its affiliates (the “Company”) and to afford additional security for their retirement.  The Plan became effective January 1, 1985.  More complete information regarding the Plan's provisions may be found in the plan document.

Contributions and Vesting - Employees are eligible to join the Plan immediately upon hire.  Employees electing to participate in the Plan make pre-tax contributions of at least 1 percent, but not more than 40 percent, of their compensation as defined by the Plan.  The maximum pre-tax contribution for 2011 was $16,500.  Employees who are age 50 and older could make pre-tax catch-up contributions up to a maximum of $5,500 in 2011.  Catch-up contributions are ineligible for employer match.  In 2011, employees could make post-tax contributions of at least 1 percent, but not more than 10 percent. Eligible employees are 100 percent vested in their pre-tax and post-tax contribution account and in their matching employer contribution account.  Employee contributions also include rollovers.

During 2011 and 2010, company matching contributions were 100 percent of the first 4.25 percent of eligible pre-tax compensation, excluding overtime, contributed to the Plan by each participant per pay period.  Participants are eligible for the matching contribution in the first pay period following their first anniversary date of hire.

On January 1, 2009, members of the International Brotherhood of Electrical Workers Local 300 ratified the union employees' five-year contract with the company.  The contract included a provision, subject to CVPS Board of Directors approval within the contract period, to close the Pension Plan of Central Vermont Public Service to new hires.  The provision was subsequently approved by the Board of Directors in November 2009 and included an enhancement to the 401(k) plan as described below.  These provisions also apply to non-unionized employees.

The Plan was amended on April 1, 2010.  Employees hired on or after April 1, 2010 receive a core contribution of 3 percent of base pay into their 401(k) plan, in addition to the current match of up to 4.25 percent. Employees become 100 percent vested in this 3 percent core contribution after three years of service.  The core contribution will be 100 percent vested upon retirement, disability or death.  Employees hired before April 1, 2010 receive a core contribution of 0.50 percent of base pay into their 401(k) plan, in addition to the current match of up to 4.25 percent.  Core contributions are provided even if the employees are not making contributions of their own to the plan.  The core contributions are not subject to the employee deferral limit.

Participant Accounts - Each participant's account is credited with the participant's basic and any rollover or after-tax contributions and his or her allocation of (a) the company's contribution; and (b) investment earnings attributable to such contributions.  The allocation of the Plan's earnings is based on participants' account balances.  Participants allocate contributions among various investment choices, including mutual funds, managed income portfolio, money market funds and common stock, including Central Vermont Public Service Corporation Common Stock Fund (“CVPS Common Stock Fund”).  Company contributions are automatically invested in accordance with the participant's investment direction for his or her account. If a participant does not make an election, their investments will be put into the appropriate Fidelity Freedom Fund.

Payment of Benefits - Participants (or their beneficiaries) will be entitled to distribution of the full value of their Plan account (including their contributions, matching company contributions and investment earnings) upon retirement, disability, death or other termination of employment with the company or upon attainment of age 59 1/2. However, the 3 percent core contribution investment for employees hired after April 1, 2010 is subject to the three year vesting as described above. Any participant may withdraw from his or her account amounts contributed by the participant on an after-tax basis or amounts necessary to meet certain financial hardships subject to certain limitations.  In addition, once per plan year, any person who has been a participant in the Plan for at least 60 months may withdraw all or a portion of his or her account attributable to company matching contributions.  Benefit distributions are made either as (a) a single lump-sum payment, (b) an annuity contract purchased from an insurance company, (c) quarterly or annual installments over a period not to exceed 10 years or (d) with respect to the CVPS Common Stock Fund, shares of the company's common stock.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

Note 1 cont’d - Notes receivable from participants - Participants may borrow from their plan account balance.  The maximum borrowings shall not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50 percent of the value of the participant's account, subject to certain limitations.  Participants may repay the loan through payroll deduction over a period of up to five years or up to 30 years if the loan is to purchase the participant's primary residence.  The interest rates charged on loans outstanding as of December 31, 2011 and 2010 range from 5.25 percent to 10.0 percent and mature at various dates through 2035.

Plan Trustee - Fidelity Management Trust Company (“Fidelity”) became trustee of the Plan effective May 1, 2002.

Note 2 - Summary of Significant Accounting Policies
Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  Contributions made by the company are recognized by the Plan in the year the related participant's contribution is made.  Administrative costs are recognized when incurred.  Benefit distributions are recognized when made.

Investment Valuation and Income Recognition - The Plan’s investments are stated at their fair value with the exception of Fidelity Managed Income Portfolio, which is stated at fair value with the related adjustment amount from contract value disclosed in the statements of net assets available for benefits.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Mutual funds and common stock are stated at fair value.  Purchases and sales of securities are recorded on the trade date.  Interest from investments is recorded as earned on an accrual basis.  Dividends are recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts - The investments of the Fidelity Managed Income Portfolio, a stable value investment fund, include fully benefit-responsive investment (“wrap”) contracts. The objective of investing in wrap contracts is to ensure this fund’s ability to distribute benefits at “contract value”, which is equal to participant’s principal balance plus accrued interest. In a typical wrap contract, the issuing bank or insurance company agrees to pay a fund the difference between the contract value and the market value of the underlying assets once the market value of the fund has been totally exhausted, provided all the terms of the wrap contract have been met. Wrap contracts may include terms that establish limits on the fund’s investments, such as maximum duration limits, minimum credit standards, and diversification requirements.

Risks and Uncertainties - The Plan provides for various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

The Plan’s investment options include the Fidelity Managed Income Portfolio, which invests in wrap contracts as described above.  The fund’s ability to meet this goal would be impaired if, for any reason, it was unable to obtain or maintain wrap contracts covering all of its underlying assets.  This could result from an inability to find a replacement wrap contract following termination of a wrap contract.  The fund attempts to assess the credit quality of wrap issuers; however, there is no guarantee as to the financial condition of a wrap issuer.  The wrap issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.  In the event that wrap contracts fail to perform as intended, it is possible that the fund might not be able to provide for benefit responsive withdrawals at contract value.

Expenses - Brokerage commissions, registration charges and other expenses in connection with the purchase, sale or distribution of securities and other administrative costs for each investment fund, excluding a portion related to the CVPS Common Stock Fund, will be paid out of the Plan's accounts to which such expenses are attributable.  Administrative expenses related to the CVPS Common Stock Fund are paid by the plan participants.  Fees related to the Plan as a whole are shared between participants and the company.

Use of Estimates - The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

Note 2 cont’d – Subsequent Events – The Plan evaluated subsequent events through June 21, 2011, the date the Plan’s financial statements were available to be used.  Also, see Note 10 – Pending Merger.

Note 3 - Plan Termination
Although it has not expressed any intent to do so, the company has the right under the Plan to terminate the Plan subject to the provisions of ERISA and the union bargaining agreement.  Contributions to the Plan in future years are subject to the applicable tax regulations and the discretion of the company.

Note 4 - Income Taxes
The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA) and certain provisions of the Internal Revenue Code (IRC).  The Plan is intended to qualify under Section 401(a) of the IRC and the Internal Revenue Service has issued a favorable determination letter, dated January 13, 2004, ruling that the Plan was designed in accordance with applicable IRC requirements as of the date of their letter.  The Plan has been amended since the date of the determination letter.  Plan management believes that the Plan is designed and is currently being operated in accordance with applicable IRC requirements and the Plan and related Trust continue to be tax exempt.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

FASB ASC 740, Income Taxes, requires entities to disclose in their financial statements the nature of any uncertainty in their tax positions. For tax-exempt entities, tax-exempt status itself is deemed to be an uncertainty, as events could potentially occur to jeopardize their tax-exempt status. Management believes the Plan has no uncertain tax positions. The Plan anticipates that it will not have a change in uncertain tax positions during the next twelve months that would have a material impact on the Plan’s financial statements. If necessary, the Plan would accrue interest and penalties on uncertain tax positions as a component of the provision for income taxes. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 5 - Fair Value
FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) establishes a single, authoritative definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.  Fair value is “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

Fair Value Hierarchy ASC 820 establishes a fair value hierarchy (“hierarchy”) to prioritize the inputs used in valuation techniques. The hierarchy is designed to indicate the relative reliability of the fair value measure. The highest priority is given to quoted prices in active markets, and the lowest to unobservable data, such as an entity’s internal information. The lower the level of the input of a fair value measurement, the more extensive the disclosure requirements.

There are three broad levels of fair value:

Level 1:  Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the reporting date.  Level 1 includes mutual funds, common stock and money market funds.

Level 2:  Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date.  This value is based on other observable inputs, including quoted prices for similar assets and liabilities in markets that are not active.  Level 2 includes the Plan’s managed income portfolio.

Level 3:  Pricing inputs include significant inputs that are generally less observable.  Unobservable inputs may be used to measure the asset or liability where observable inputs are not available.  Inputs are based on the best information available, including the Plan’s own data.  There were no Level 3 measurements presented below.

There were no changes to the Plan’s fair value measurement methodologies.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

Note 5 cont’d – Valuation Techniques ASC 820 emphasizes that fair value is not an entity-specific measurement but a market-based measurement utilizing assumptions market participants would use to price the asset or liability.  ASC 820 provides guidance on three valuation techniques to be used at initial recognition and subsequent measurement of an asset or liability:

Market Approach:  This approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income Approach:  This approach uses valuation techniques to convert future amounts (cash flows, earnings) to a single present value amount.

Cost Approach:  This approach is based on the amount currently required to replace the service capacity of an asset (often referred to as the “current replacement cost”).

The valuation technique (or a combination of valuation techniques) utilized to measure fair value is the one that is appropriate given the circumstances and for which sufficient data is available.  Techniques must be consistently applied, but a change in the valuation technique is appropriate if new information is available.

Mutual Funds, Common Stock and Money Market Funds The Plan uses the market approach to measure the fair values of mutual funds, common stock and money market funds.  The Plan is able to obtain actively traded quoted prices for these funds.

Managed Income Portfolio The Plan’s primary valuation technique to measure the fair value of the Plan’s managed income portfolio is the market approach.  Actively traded quoted prices cannot be obtained for the funds in the Plan’s managed income portfolio; however, actively traded quoted prices for the underlying securities comprising the portfolio have been obtained.  Due to these observable inputs, securities in the funds are classified as Level 2.

Recurring Measures The following table sets forth by level within the fair value hierarchy the Plan’s financial assets and liabilities that are accounted for at fair value on a recurring basis.  The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the assets and liabilities and their placement within the fair value hierarchy levels:

	Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds
Asset Allocation Funds	$16,065,750	$0	$0	$16,065,750
Balanced Funds	7,025,606	0	0	7,025,606
Growth and Income Funds	2,710,484	0	0	2,710,484
Growth Mutual Funds	28,906,943	0	0	28,906,943
Income Mutual Funds	4,448,824	0	0	4,448,824
Other	486,339	0	0	486,339
Common stock	6,064,978	0	0	6,064,978
Money market funds	1,299,137	0	0	1,299,137
Managed income portfolio	0	7,670,946	0	7,670,946
Total	$67,008,061	$7,670,946	$0	$74,679,007

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

Note 5 cont’d -

	Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds
Asset Allocation Funds	$15,715,241	$0	$0	$15,715,241
Balanced Funds	7,645,011	0	0	7,645,011
Growth and Income Funds	3,492,614	0	0	3,492,614
Growth Mutual Funds	31,480,044	0	0	31,480,044
Income Mutual Funds	3,677,543	0	0	3,677,543
Other	348,442	0	0	348,442
Common stock	4,668,358	0	0	4,668,358
Money market funds	1,029,344	0	0	1,029,344
Managed income portfolio	0	8,364,973	0	8,364,973
Total	$68,056,597	$8,364,973	$0	$76,421,570

There were no transfers between levels 1, 2 or 3 during the periods presented above.

Note 6 - Investments
The fair market value of individual investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011	2010
American Funds Growth Fund - R5	$9,618,229	$10,923,878
Fidelity Managed Income Portfolio	$7,670,946	$8,364,973
Fidelity Balanced Fund	$7,025,606	$7,645,011
CVPS Common Stock Fund	$5,079,286	$3,450,404
Fidelity Mid-Cap Stock Fund	$4,829,003	$5,082,283
Fidelity Freedom 2020 Fund	$4,510,879	$4,321,431
American Beacon Large Cap Value Inst	$4,164,366	$4,652,827

During 2011 and 2010, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated as follows:

	2011	2010
Fair Value Investments:
Mutual Funds	$(3,116,511)	$6,474,106
CVPS Common Stock Fund	2,015,651	187,157
Net (Depreciation) Appreciation of Fair Value Investments	(1,100,860)	6,661,263
Managed Income Portfolio	102,483	111,595
Brokerage Account	(217,858)	276,114
Total Net (Depreciation) Appreciation	$(1,216,235)	$7,048,972

Note 7 - Related Party Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as the term is defined in Section 3 (14) of ERISA.

At December 31, 2011 and 2010, the Plan held common stock of the company valued at $5,079,286 and $3,450,404, respectively.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

Note 8 - Managed Income Portfolio
The Plan invests in the Managed Income Portfolio, a commingled stable value fund of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity. This portfolio seeks to preserve principal investments while earning interest income and will try to maintain a net asset value of $1 per unit. The portfolio invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities.

As described in FASB ASC 962, Plan Accounting – Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

As required by applicable accounting guidance, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the Managed Income Portfolio as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Participant contributions are maintained in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. In addition, the terms of the guaranteed investment contract do not permit the issuing insurance company to terminate the agreement prior to the scheduled maturity date.

Investment contracts have been presented in the financial statements at fair value, with a corresponding adjustment to contract value, because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer all or a portion of their account balance, at contract value during the term of the contract. Contract value represents contributions made under the contract, plus earnings on the underlying investments, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value and contract value were as follows for the periods presented:

	Fair Value		Contract Value
	December 31		December 31
	2011	2010	2011	2010
Fidelity Managed Income Portfolio	$7,670,946	$8,364,973	$7,481,750	$8,296,957

The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.  The market value yield on the underlying investments and the contract value yield credited to participants was 1.92 percent and 1.39 percent, respectively, for 2011 and 2.68 percent and 1.44 percent, respectively, for 2010.

Note 9 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2011	2010
Net assets available for benefits, per financial statements	$75,638,231	$77,401,469
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	189,196	68,016
Adjustment for accrued loan interest receivable	(1,673)	(1,556)
Net assets available for benefits, per Form 5500	$75,825,754	$77,467,929

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

Note 9 cont’d –
The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500:

2011
Net decrease in net assets available for benefits, per the financial statements	($1,763,238)
Earnings adjustment from fair value to contract value for fully benefit-responsive investment contracts	121,180
Adjustment for accrued loan interest receivable	(117)
Net decrease in net assets available for benefits, per Form 5500	($1,642,175)

Note 10 – Pending Merger
On July 11, 2011, CVPS, Gaz Métro Limited Partnership (“Gaz Métro”) and Danaus Vermont Corp., an indirect wholly owned subsidiary of Gaz Métro (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, upon the closing of the Merger, each issued and outstanding share of CVPS common stock (other than shares which are held by any wholly owned subsidiary of the Company or in the treasury of the Company or which are held by Gaz Métro or Merger Sub, or any of their respective wholly owned subsidiaries, all of which shall cease to be outstanding and shall be canceled and none of which shall receive any payment with respect thereto, and dissenting shares) will automatically be converted into the right to receive in cash, without interest, $35.25 per share (the “Merger Consideration”), less any applicable withholding taxes.

Employees will then have the opportunity to reinvest this money in any other fund option of their choice.  If an employee does not redirect this money, it will automatically be transferred into the Freedom Fund closest to their assumed retirement date.

Completion of the Merger is subject to certain regulatory approvals.  On June 15, 2012, CVPS received all remaining regulatory approvals from the Nuclear Regulatory Commission and the Vermont Public Service Board.  The Merger is expected to occur in late June of 2012.

Plan No. 005
EIN 03-0111290

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

Identity of Issue, Borrower, Lessor, or Similar Party	Units	Cost **	Current Value

*Fidelity Freedom Income Fund	91,135.951		$1,024,368
*Fidelity Freedom 2000 Fund	1,846.820		21,940
*Fidelity Freedom 2005 Fund	11,719.435		123,288
*Fidelity Freedom 2010 Fund	95,879.166		1,256,017
*Fidelity Freedom 2015 Fund	262,427.991		2,868,338
*Fidelity Freedom 2020 Fund	343,817.024		4,510,879
*Fidelity Freedom 2025 Fund	162,263.285		1,754,066
*Fidelity Freedom 2030 Fund	172,646.020		2,216,775
*Fidelity Freedom 2035 Fund	75,042.169		791,695
*Fidelity Freedom 2040 Fund	116,768.210		859,414
*Fidelity Freedom 2045 Fund	24,430.274		212,299
*Fidelity Freedom 2050 Fund	49,961.542		426,672
*Fidelity Managed Income Portfolio	7,481,750.150		7,670,946
*Fidelity Institutional Short-Intermediate Government Fund	242,804.303		2,454,752
Vanguard Total Bond Market Index Fund	181,279.258		1,994,072
*Fidelity Balanced Fund	386,234.505		7,025,606
Spartan U.S. Equity Index Fund	19,932.107		886,779
Davis New York Venture Fund, Inc. - Class Y	57,473.410		1,886,277
*Fidelity Low-Priced Stock Fund	93,264.201		3,332,330
*Fidelity Mid-Cap Stock Fund	181,132.916		4,829,003
Morgan Stanley Institutional Fund, Inc. - Small Company Growth Investment Class I	69,672.126		880,656
Invesco International Growth Instl I	40,719.778		1,042,834
American Funds Growth Fund Class R5	335,363.630		9,618,229
Dodge & Cox International Stock	62,370.201		1,823,705
American Beacon Small Cap Value Inst	103,033.226		1,958,662
American Beacon Large Cap Value Inst	224,131.670		4,164,366
USAA Nasdaq - 100 Index Fund	182,658.456		1,194,586
*Central Vermont Public Service Corporation	144,709.000		5,079,286
Money Market Funds	1,299,136.980		1,299,137
*Fidelity BrokerageLink	2,412,359.730		1,472,030
Funds Total			74,679,007
*Participant Loans - Rate of Interest 5.25% to 10.0%		$0	1,147,376
TOTAL INVESTMENTS			$75,826,383

Notes:
*   Party-in-interest
** Cost has been omitted as investments are participant directed.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT PLAN

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Savings and Investment Plan (“ESIP”) Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CENTRAL VERMONT PUBLIC SERVICE CORPORATION EMPLOYEE SAVINGS AND INVESTMENT PLAN
By	/s/ Joan F. Gamble Chair, ESOP/ESIP (401-K) Committee Vice President, Strategic Change & Business Services
Dated:  June 21, 2012